COMMENTS RECEIVED ON 04/30/2019

FROM EDWARD BARTZ

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

Fidelity Managed Retirement Income Fund, Fidelity Managed Retirement 2005 Fund, Fidelity Managed Retirement 2010 Fund, Fidelity Managed Retirement 2015 Fund, Fidelity Managed Retirement 2020 Fund, Fidelity Managed Retirement 2025 Fund

POST-EFFECTIVE AMENDMENT NO. 140

1.

All funds

“Fund Summary” (prospectus)

“Fee Table”

From Fidelity Managed Retirement Income Fund

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity® funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was 19% of the average value of its portfolio.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

2.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Managed Retirement Income Fund

“Investing primarily in a combination of Fidelity® domestic equity funds, international equity funds, bond funds, and short-term funds (underlying Fidelity® funds) in a manner that supports a withdrawal strategy to provide investors with income in retirement.”

C:

The Staff requests we describe the market cap policy of the underlying equity funds and the credit quality and maturity policies of the underlying bond funds.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy to invest in any particular underlying fund with a specific market capitalization range or in securities of a specific average credit quality or maturity dates, we respectfully decline to include this disclosure in the principal investment strategies section. Note, however, that the Statement of Additional Information includes a brief description of the principal investment policies of each underlying fund, including whether an underlying fund has a specific market capitalization strategy.

3.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in emerging markets securities, but rather invest in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. We note that emerging markets risk is disclosed under “Foreign Exposure” in the Fund Summary and Fund Basics sections of the prospectus.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

From Fidelity Managed Retirement Income Fund

“Foreign Exposure.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.”

C:

The Staff requests that we provide separate risk disclosure for emerging markets, if securities of emerging markets issuers will be a significant part of the portfolio.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds. Because the funds do not have a principal investment strategy to invest directly in emerging markets securities, but rather invest in underlying funds that may have exposure to such securities, we do not believe that a separate risk factor for this type of investment is necessary. We will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. As a result, each fund believes that its current risk disclosures are appropriate.

5.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we disclose each fund’s junk bond strategy in the strategy section. Also, the Staff requests a separate risk for junk bonds, if junk bonds will be a significant part of the portfolio.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy of investing in junk bonds, we respectfully decline to include this disclosure in the principal investment strategies section. We also note that the risks associated with investing in junk bonds are described in

“Issuer-Specific Changes” and, therefore, believe that the addition of a separate risk factor for this type of investment would be duplicative.

6.      All funds

“Fund Summary” (prospectus)

“Purchase and Sale of Shares”

From Fidelity Managed Retirement Income Fund - Class K6

“Shares generally are available only to employer-sponsored retirement plans (including profit sharing, 401(k), 403(b), 457(b), and similar plans) for which Fidelity provides recordkeeping services or that already hold shares of a qualifying fund. Plan participants may purchase shares only if shares are eligible for sale and available through their plan. You may buy or sell shares in various ways:”

C:

The Staff requests we remove the term “generally” from the disclosure above or disclose who else may purchase shares of the fund.

R:

We believe that the disclosure accurately describes the types of employer-sponsored retirement plans eligible to purchase shares of the fund. To the extent that Class K6 shares become available beyond employer-sponsored retirement plans, we will update the disclosure. Accordingly, we have not modified the disclosure.

7.

Fidelity Managed Retirement 2020 Fund and Fidelity Managed Retirement 2025 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“"Growth" Investing.  "Growth" stocks can perform differently from the market as a whole and other types of stocks and can be more volatile than other types of stocks.”

"Value" Investing.  "Value" stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.”

C:

The Staff request we add strategies for value investing and growth investing in the “Principal Investment Strategies” section.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because each fund does not have a principal investment strategy to invest directly in growth or value securities, but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds.

8.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff asks that we add “Geographic Concentration,” “Special Considerations Regarding Canada,” “Small Cap Investing,” and “Securitized Debt Securities Exposure” risks to the “Fund Summary” section since they are included in the “Fund Basics” section.

R:

We believe that the risks disclosed under the “Principal Investment Risks” heading in each fund’s “Fund Summary” section appropriately summarize the principal investment risks for each fund based on each fund’s allocation to underlying funds. Accordingly, we have not modified disclosure.

9.

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

“In accordance with its investment program as set forth in the prospectus, each fund may invest more than 25% of its assets in any one underlying Fidelity® fund. Although each fund does not intend to concentrate its investments in a particular industry, a fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more underlying Fidelity® funds.”

C:

The Staff requests we add disclosure to the concentration policy to clarify if each fund will consider the concentration of its underlying investment companies when determining each fund’s compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, each fund will take such policy into account in connection with any investment in such underlying fund.